NEWS RELEASE 07-30	July 5, 2007

FRONTEER IDENTIFIES NEW HIGH GRADE URANIUM TARGET AT ITS WERNECKE PROJECT, YUKON

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to report that a new high-grade uranium drill target has been identified on its TVA Property in the Wernecke Mountains of north central Yukon. The RIO Zone (“RIO”), a new target area that has never been drill tested, returned an average grade of 0.31% U3O8 from 41 surface samples.

Mineralized rocks at RIO have been identified over an area measuring at least 15 metres by 150 metres. Surface rock samples are locally derived and have not been transported. Uranium assays range from 0.08 % U3O8 to 0.60% U3O8. The RIO Zone is thought to be parallel to another nearby mineralized radioactive zone that is over 500 metres long exposed in outcrop.

Surface trenching is currently underway in preparation for upcoming drilling. Highlights of overall surface sampling can be viewed at the following link: www.fronteergroup.com/i/IR/RioZone07-30.jpg

TVA is one of at least 14 key areas that have emerged from Fronteer’s exploration efforts on its 450 square kilometer land package. The Company’s attention has been focused primarily on the discovery of “Olympic Dam-style” copper-gold-uranium deposits. A C$6 million exploration program is currently underway that will be drill testing the five highest priority targets. This program is operated by Fronteer, and funded pro-rata by Fronteer (80%) and its joint venture partner Rimfire Minerals Corp (20%).

Results from new target areas will be released sequentially as assay results are received and compiled.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$104 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX - AXU), a leading Canadian uranium company with a market value in excess of C$1.0 billion.

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of David Kuran, P. Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. Assays were completed with uranium determinations by ME-MS-61 ICP geochemical analysis with samples returning over 1000 ppm U were then analysed by U-XRF-10 analysis.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, and size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper, and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.